

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2011

Paul R. Arena
Chief Executive Officer
Augme Technologies, Inc.
43 West 24th Street, 11th Floor
New York, NY 10010

    Re: **Augme Technologies, Inc.**
           Registration Statement on Form S-1, as amended by
           Amendment No. 2
           Filed May 18, 2011
           File No. 333-172865

Dear Mr. Arena:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   We note your response to comment one from our letter dated April 27, 2011. Please provide us with your analysis as to why you were not required to register your common stock in 2010 pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

           Sincerely,

           /s/ Larry Spirgel

           Larry Spirgel
           Assistant Director

cc: Via facsimile to 310-208-1154
       Peter Hogan, Esq.